Exhibit k.9

UNIT EXCHANGE AGREEMENT

THIS UNIT EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of February __, 2010, by and among Solar Cayman Limited, a Cayman Islands exempted company, Solar Offshore Limited, a Cayman Islands exempted company, and Solar Domestic LLC, a Delaware limited liability company (collectively the “Feeder Companies”), Solar Capital Management, LLC, a Delaware limited liability company (“Solar Management”) and Solar Capital Ltd., a Maryland corporation (“Solar Ltd.”). The Feeder Companies, Solar Management and Solar Ltd. are collectively the “Parties” and individually a “Party”).

BACKGROUND:

The Feeder Companies own, collectively, all of the issued and outstanding Units (the “Units”) of Solar Capital LLC, a Maryland limited liability company (“Solar LLC”). Solar Management owns all of the issued and outstanding Common Stock, par value $0.01 per share, of Solar Ltd., which consists of 100 shares (the “Initial Shares”). The Directors and Managers, as applicable, of each Party: (a) have determined that it is in the best interest of each Party and its respective members and shareholders that the Units held by the Feeder Companies be contributed to Solar Ltd. in exchange for (i) Common Stock of Solar Ltd. (the “Common Stock”) so that Solar Ltd. will own all of the issued and outstanding Units and the Feeder Companies will own all of the issued and outstanding Common Stock (which will be distributed after the Closing (as defined below) to the equity holders of the Feeder Companies) and (ii) promissory notes (the “Notes”) in the aggregate principal amount of US$125,000,000 (One Hundred Twenty-Five Million United States Dollars) issued by Solar Ltd. to certain of the Feeder Companies (which will be distributed after the Closing to the equity holders of such Feeder Companies in accordance with elections by such equity holders) pursuant to that certain Note Agreement dated as of the date hereof by and among Solar Ltd. and the Feeder Companies (the “Note Agreement”), and (b) have approved this Agreement. It is the intention of the Parties that the contribution and exchange of Units for Common Stock and, where relevant, Notes, be treated as a tax-free exchange pursuant to Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), to the extent of any shares of Common Stock received and that any Notes received in the exchange be treated as “other property” pursuant to Section 351(b) of the Code.

AGREEMENT:

In consideration of the mutual promises and the terms and conditions set forth herein (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties hereby agree as follows:

1. Effective Time; Closing. This Agreement shall be effective upon the execution and delivery hereof by the Parties or at such later time as determined by Solar Ltd. (the “Effective Time”). The closing of the transactions contemplated hereby (the “Closing”) will take place at the Effective Time, at the offices of Sutherland Asbill & Brennan LLP, 1275 Pennsylvania Ave. N.W., Washington, DC 20004, or at such other time and place as the Parties mutually agree.

2. Exchange.

(a) Units. At the Closing, each of the Feeder Companies shall contribute all of its Units to Solar Ltd. in exchange for the number of shares of Solar Ltd. Common Stock and the Notes set forth opposite its name on Exhibit A attached hereto, and at the Effective Time, all of the issued and outstanding Units shall be owned by Solar Ltd.

(b) Shares. At the Closing, the Initial Shares shall be redeemed by Solar Ltd. in exchange for $1500.00, and at the Effective Time, all of the issued and outstanding Solar Ltd. Common Stock shall be owned by the Feeder Companies.

(c) Exchange Procedures, Etc. (i) At the Closing, the Feeder Companies shall deliver to Solar Ltd. the certificates for their Units, duly endorsed for transfer to Solar Ltd., together with duly executed letters in form and substance reasonably acceptable to Solar Ltd. evidencing the investment intent of the Feeder Companies and making representations and warranties to cause compliance with U.S. federal and applicable state and foreign securities laws; (ii) the Common Stock shall not be certificated, but after the Closing (as the request of the Feeder Companies), Solar Ltd. shall deliver to the equity holders of each of the Feeder Companies a written statement of the information required on stock certificates by Section 2-211 of the Maryland General Corporation Law, in accordance with Exhibit A attached hereto, with respect to the Common Stock for which Units shall have been exchanged as described above, to reflect the distribution after the Closing of the Common Stock by the Feeder Companies to their equity holders; (iii) after the Closing (at the request of the Feeder Companies), Solar Ltd. shall deliver Notes to the equity holders of each of the Feeder Companies that have elected to receive Notes in the names and principal amounts set forth below the relevant Feeder Company’s name on Exhibit A attached hereto to reflect the distribution after the Closing of the Notes by the applicable Feeder Companies to their equity holders; (iv) at the Closing, Solar Management shall transfer to Solar Ltd. the Initial Shares, and Solar Ltd. shall cancel the Initial Shares and pay to Solar Capital Management $1500.00; and (v) at the Closing, Solar Ltd. shall execute and deliver to Solar LLC a “Transferee Investment Representation Letter,” as defined in Solar LLC’s Amended and Restated Operating Agreement, as amended by the First Amendment and Second Amendment thereto.

(d) Fractional Shares and Rounding. No fractional shares of Solar Ltd. Common Stock and no certificates or scrip therefor or other evidence of ownership thereof, will be issued; instead, Solar Ltd. shall pay the amounts in cash (without interest) set forth on Exhibit A attached hereto.

(e) Notes. The Notes will be issued by Solar Ltd. upon the terms and subject to the conditions of the Note Agreement and in accordance with the elections by the equity holders of the Feeder Companies.

3. Further Assurances. Upon the execution and delivery of this Agreement and thereafter, each of the Parties shall do such things and execute and deliver such documents as may be reasonably requested by the others in order more effectively to consummate or document the transactions contemplated by this Agreement.

4. Waiver. No failure to exercise, and no delay in exercising, on the part of any Party, any privilege, power or right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such privilege, power or right preclude further exercise of any other privilege, power or right hereunder.

5. Entire Agreement. This Agreement together with the Note Agreement constitutes the entire agreement among the Parties with respect to its subject matter and supersedes all prior agreements between or among the Parties with respect to its subject matter.

6. Assignment; Binding Effect; No Third Party Beneficiaries. This Agreement may not be assigned by any Party without the prior written consent of the other Parties. Subject to the foregoing, this Agreement will be binding upon and shall inure to the benefit of the Parties and their successors and permitted assignees. Nothing in this Agreement will be construed to give any person or entity other than the Parties any legal or equitable right under or with respect to this Agreement, except such rights as will inure to a successor or permitted assignee.

7. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.

8. Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Maryland applicable to contracts formed and to be performed entirely within the State of Maryland, without regard to the conflict of law provisions thereof to the extent such provisions would require or permit the application of the laws of another jurisdiction.

9. Execution of Agreement; Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10. Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and must be delivered (a) personally, (b) by facsimile with confirmation of transmission by the transmitting equipment, or (c) by certified or registered mail (postage prepaid, return receipt requested), and will be deemed given when so delivered personally or by facsimile, or if mailed, three (3) days after the date of mailing, to the addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a Party may designate by notice to the other Parties):

If to the Feeder Companies:

Solar Capital LLC

500 Park Avenue, 5th Floor

New York, New York 10022

Attention: Joseph Cambareri

Tel: (212) 994-8541

Fax: (847) 905-5672

If to Solar Management or Solar Ltd.:

Solar Capital Ltd.

500 Park Avenue, 5th Floor

New York, New York 10022

Attention: Joseph Cambareri

Tel: (212) 994-8541

Fax: (847) 905-5672

[Signatures begin on next page.]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

SOLAR CAYMAN LIMITED

By:
Name:	Michael S. Gross
Its:	Director

SOLAR OFFSHORE LIMITED

By:
Name:	Michael S. Gross
Its:	Director

SOLAR DOMESTIC LLC BY SOLAR CAPITAL PARTNERS LLC, ITS MANAGER

By:
Name:	Michael S. Gross
Its:	Managing Member

SOLAR CAPITAL MANAGEMENT, LLC BY SOLAR CAPITAL PARTNERS LLC, ITS SOLE MEMBER

By:
Name:	Michael S. Gross
Its:	Managing Member

SOLAR CAPITAL LTD.

By:
Name:	Michael S. Gross
Its:	Chief Executive Officer

[Signature Page – Unit Exchange Agreement]